UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

22nd Century Group, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value per share
(Title of Class of Securities)

90137ZF103
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)
b.	☒ Rule 13d-1(c)
c.	☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90137F103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede CG III, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

OO

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	90137F103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Crede Capital Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

HC

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	90137F103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Acuitas Financial Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

HC

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No.	90137F103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Terren S. Peizer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	0

	6. Shared Voting Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

	7. Sole Dispositive Power	0

	8. Shared Dispositive Power	5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,884,330 shares of Common Stock 2,250,000 shares of Common Stock issuable upon exercise of Warrants (See Item 4)*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.9% (see Item 4)

12.	Type of Reporting Person (See Instructions)

IN

* As more fully described in Item 4, the Warrants are subject to a 9.99% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

This Amendment No. 3 is being filed jointly by the Reporting Persons and amends the Schedule 13G initially filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 8, 2013, as amended (the“Schedule 13G”).

Except as set forth below, all Items of the Schedule 13G remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13G.

Item 4. Ownership.

(a)	and (b):

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 71,006,844 shares of Common Stock issued and outstanding as of January 25, 2016, as represented in the Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2016, plus 2,250,000 shares of Common Stock issuable upon exercise of the reported warrants (the “Reported Warrants”) subject to the Blockers (as defined below).

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.9% of the outstanding shares of Common Stock (the "Blockers"), and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blockers. Consequently, as of the date of the event which requires the filing of this statement, the Reporting Persons were able to exercise only a portion of the Reported Warrants due to the Blockers.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

CREDE GC III, LTD

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Director

CREDE CAPITAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

ACUITAS FINANCIAL GROUP, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Managing Member

/s/ Terren S. Peizer
Terren S. Peizer